RELIANCE Infrastructure
Anil Dhirubhai Ambani Group


10016480

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

October 21, 2010

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Exemption No: 82-35008

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated October 21, 2010 forwarding therewith the Shareholding pattern as per Clause 35 of the Listing Agreement entered into with the said Exchanges for the quarter ended September 30, 2010.

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Infrastructure Limited



Ramesh Shenoy
Company Secretary

Encl: As above



RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

October 21, 2010

The General Manager
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 500390

Dear Sir,

Sub: - Shareholding Pattern for the quarter ended September 30, 2010

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit herewith Shareholding Pattern of the Company for the quarter ended September 30, 2010.

Kindly take the same on record.

Yours faithfully
For Reliance Infrastructure Limited



Ramesh Shenoy
Company Secretary

Encl.: As above

Reliance Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055. India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

October 21, 2010

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RELINFRA

Dear Sir,

Sub: - Shareholding Pattern for the quarter ended September 30, 2010

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit herewith Shareholding Pattern of the Company for the quarter ended September 30, 2010.

Kindly take the same on record.

Yours faithfully
For Reliance Infrastructure Limited



Ramesh Shenoy
Company Secretary



Encl.: As above

RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

I(a) STATEMENT SHOWING SHAREHOLDING PATTERN

Name of the Company: RELIANCE INFRASTRUCTURE LIMITED

Scrip Code : BSE 500390 | Name of the Scrip : RELINFRA | Class of Security : EQUITY

Quarter ended as on 30th September, 2010

Category Code (I)	Category of Shareholder (II)	No of Shareholders (III)	Total No of Shares (IV)	Number of shares held in dematerilised Form (V)	Total Shareholding as percentage of total number of shares: As a percentage of (A+B) (VI)	Total Shareholding as percentage of total number of shares: As a percentage of (A+B+C) (VII)	Shares Pledged or otherwise encumbered: No of Shares pledged (VIII)	Shares Pledged or otherwise encumbered: As a percentage of (A+B+C) (IX=VIII/IV*100)
(A)	Shareholding of Promoter and Promoter Group							
(1)	Indian							
(a)	Individuals/Hindu Undivided Family	11	663378	663371	0.27	0.27	0	0.00
(b)	Central Government/State Governments	0	0	0	0.00	0.00		0.00
(c)	Bodies Corporate	16	103965268	103963612	42.62	42.46	0	0.00
(d)	Financial Institutions/Banks	0	0	0	0.00	0.00	0	0.00
(e)	Any Other (Specify)							
	Sub -Total (A)(1)	27	104628646	104626983	42.89	42.73	0	0.00
(2)	Foreign						N/A	N/A
(a)	Individuals (Non-Resident Individuals / Foreign Individuals)	0	0	0	0.00	0.00	0	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00	0	0.00
(c)	Institutions	0	0	0	0.00	0.00	0	0.00
(d)	Any Other (Specify)	0	0	0	0.00	0.00	0	0.00
	Sub -Total (A)(2)	0	0	0	0.00	0.00	0	0.00
	Total of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	27	104628646	104626983	42.89	42.73	0	0.00
(B)	Public Shareholding							
(1)	Institutions						N/A	N/A
(a)	Mutual Funds /UTI	315	15003320	14964134	6.15	6.13	-	-
(b)	Financial Institutions/Banks	361	1633750	1618062	0.67	0.67	-	-
(c)	Central Government/State Governments	57	75503	4688	0.03	0.03	-	-
(d)	Venture Capital Funds	0	0	0	0.00	0.00	-	-
(e)	Insurance Companies	28	46295325	46294992	18.98	18.91	-	-
(f)	Foreign Institutional Investors	625	37942985	37722449	15.55	15.50	-	-
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00	-	-
(h)	Any Other (Specify)							
	Sub -Total (B)(1)	1386	100950883	100604325	41.38	41.23		
(2)	Non-Institutions						N/A	N/A
(a)	Bodies Corporate	7032	8853916	8738124	3.63	3.62	-	-
(b)	Individuals							
i	Individual shareholders holding nominal share capital up to Rs 1 Lakh.	1433340	26437739	21067355	10.84	10.80	-	-
ii	Individual shareholders holding nominal share capital in excess of Rs 1 Lakh.	45	1537634	1496372	0.63	0.63	-	-
(c)	Any Other (Specify)				0.00	0.00	-	-
1	Trustee	0	0	0	0.00	0.00	-	-
2	NRIs/OCBs	17206	1539748	1174971	0.63	0.63	-	-
	Sub -Total (B)(2)	1457623	38369037	32476822	15.73	15.67	0	0
	Total Public Shareholding B=(B)(1)+(B)(2)	1459009	139319920	133081147	57.11	56.90	0	0
	TOTAL (A) +(B)	1459036	243948566	237708130	100.00	99.62	0	0.00
(C)	Shares held by Custodians and against which Depository Receipts have been issued	2	921696	920969	0.00	0.38	N/A	N/A
	GRAND TOTAL (A)+(B)+(C)	1459038	244870262	238629099	100.00	100.00	0	0.00


Reliance Infrastructure Limited

I(b) **Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"**

Sr No	Name of the shareholder (II)	Total shares held		Shares Pledged or otherwise encumbered		
		Number (III)	As a % of Grand Total (A)+(B)+(C) (IV)	Number (V)	As a % (VI)=(V)/(III)*100	As a % of grand total (A)+(B)+(C) of Sub-clause (I) (a) (VII)
1	AAA PROJECT VENTURES PRIVATE LIMITED	10 30 98 937	42.10	0	0.00	0.00
2	RELIANCE CAPITAL LIMITED	1 653	0.00	0	0.00	0.00
3	RELIANCE INNOVENTURES PRIVATE LIMITED	8 64 675	0.35	0	0.00	0.00
4	KOKILA D AMBANI	2 74 891	0.11	0	0.00	0.00
5	ANIL D AMBANI	1 39 437	0.06	0	0.00	0.00
6	JAIANMOL A. AMBANI	1 25 231	0.05	0	0.00	0.00
7	TINA A AMBANI	1 23 812	0.05	0	0.00	0.00
8	JAIANSHUL A. AMBANI	7	0.00	0	0.00	0.00
9	HANSDHWANI TRADING COMPANY PVT LTD	3	0.00	0	0.00	0.00
	TOTAL	10 46 28 646	42.73		0.00	0.00


Reliance Infrastructure Limited

I(c) **Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares**

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	LIFE INSURANCE CORPORATION OF INDIA	2 19 39 945	8.96
2	THE NEW INDIA ASSURANCE COMPANY LIMITED	44 03 867	1.80
3	LIC OF INDIA MARKET PLUS - 1	38 52 586	1.57
4	THE ORIENTAL INSURANCE COMPANY LIMITED	31 71 330	1.30
5	GENERAL INSURANCE CORPORATION OF INDIA	28 84 251	1.18
6	MORGAN STANLEY MAURITIUS COMPANY LIMITED	25 37 035	1.04
7	LIFE INSURANCE CORPORATION OF INDIA - PROFITPLUS	25 13 690	1.03
	Total	**4 13 02 704**	**16.87**


Reliance Infrastructure Limited

I(d) **Statement showing details of locked -in shares**

Sr No	Name of the shareholder	Category	No of locked-in shares	Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	AAA Project Ventures Private Limited	Promoter	1 96 00 000	8.00
	TOTAL		**1 96 00 000**	**8.00**

II(a) **Statement showing details of Depository Receipts (DRs)**

Sr No	Type of outstanding DR (ADRs,GDRs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	GDR	3 07 232	9 21 696	0.38
	TOTAL		**9 21 696**	**0.38**

II(b) **Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares**

Sr No	Name of the DR Holder	Type of outstanding DR (ADRs,GDRs, SDRs,etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
	Nil	Nil	0	0.00
	TOTAL		**0**	**0.00**

III (a) **Statement showing Voting Pattern of Shareholders, if more than one class of shares / securities is issued by the issuer**

Not Applicable


Reliance Infrastructure Limited